R & A

TAX & ACCOUNTING LLC

TAMPON TRIBE, INC.

FINANCIAL STATEMENT PRESENTATION AND THE INDEPENDENT ACCOUNTANTS' COMPILATION LETTER

FOR THE PERIOD

JANUARY 1, 2017 TO DECEMBER 31, 2017

ANTHONY AVERSANO, CPA

RONALD PATANE, CPA, MST

R&A TAX & ACCOUNTING, LLC

PHONE: 631.327.4678

New York, NY

www.ra-cpa.com

TAMPON TRIBE, INC.

FINANCIAL STATEMENT PRESENTATION

FOR THE PERIOD JANUARY 1, 2017 TO DECEMBER 31, 2017

Executive Overview

The accompanying financial statements of TAMPON TRIBE, INC. is for informational purposes only. This is a nonpublic, for-profit Company which provides its financial statements to its bankers, money lenders and other interested parties.

The financial statements of TAMPON TRIBE, INC. are provided to you by R&A Tax & Accounting, LLC, a regional public accounting firm headquartered in New York.

CONTENTS

INDEPENDENT ACCOUNTANTS' COMPILATION REPORT

TAMPON TRIBE, INC.

To Whom It May Concern:

We have compiled the accompanying statement of financial position of TAMPON TRIBE, INC. as of DECEMBER 31, 2017, as well as the statement of cash flows and statement of operations for the period beginning January 1, 2017 and ending DECEMBER 31, 2017. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or provide any assurance about whether the financial statements are in accordance with accounting principles generally accepted in the United States of America.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal controls relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the compilations in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements.

Anthony Aversano

Anthony Aversano, CPA

License # 104265, New York

Ron Patane

Ron Patane, CPA, MST

License # 095522, New York

R & A Tax & Accounting, LLC
New York, NY

July 11, 2018

Anthony Aversano (516) 729-4067

Ron Patane (631) 327-4678

TAMPON TRIBE, INC.

STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

AS OF DECEMBER 31, 2017

<u>ASSETS</u>

		31-Dec-17
CURRENT ASSETS		
Checking Account	$	79,391
Receivables		2,400
Inventory		7,817
Due to/from Gaby		1,455
Total Current Assets		**91,063**
LONG TERM ASSETS		
Investment		4,000
Total Long Term Assets		**4,000**
TOTAL ASSETS	$	**95,063**

<u>LIABILITIES & MEMBERS' EQUITY</u>

		31-Dec-17
CURRENT LIABILITIES		
Credit Card Payable		3,766
Accounts Payable		752
Due to/from Jennifer		6,992
Sales Tax		234
Unearned Revenue		25
Total Current Liabilities		**11,769**
LONG-TERM LIABILITIES		
Convertible Note		174,644
Total Long-Term Liabilities		**174,644**
Total Liabilities		**186,413**
MEMBERS' EQUITY		
Current Year Earnings		(79,110)
Retained Earnings		(12,240)
		(91,350)
TOTAL LIABILITIES & MEMBERS' EQUITY	$	**95,063**

TAMPON TRIBE, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

	For the Year Ended 31-Dec-17
CASH FLOWS FROM OPERATING ACTIVITIES	
NET INCOME	
Receipts from Customers	$ 29,625
Payments to suppliers and employees	(98,022)
Cash receipts from other operating activities	(310)
Net Cash Provided By (Used In) Operating Activties	(68,707)
CASH FLOWS FROM INVESTING ACTIVITIES	
Other cash items from investing activities	(22,353)
Net Cash Provided By (Used In) Investing Activities	(22,353)
CASH FLOWS FROM FINANCING ACTIVITIES	
Other cash items from financing activities	169,154
Net Cash Provided By (Used In) Financing Activities	169,154
NET INCREASE (DECREASE) IN CASH	**78,094**
CASH AT BEGINNING OF PERIOD	
Cash at Beginning of Period	1,297
Total Cash at Beginning of Period	1,297
CASH AT END OF PERIOD	$ **79,391**

SEE INDEPENDENT ACCOUNTANTS' REPORT ON PAGE 4

TAMPON TRIBE, INC.

STATEMENT OF OPERATIONS (INCOME STATEMENT)

FOR THE YEAR ENDED DECEMBER 31, 2017

	For the Year Ended 31-Dec-17
INCOME:	
Income from Operations	$ 42,183
Sales Discounts / Chargebacks	(11,214)
Total Income	**30,969**
COST OF GOODS SOLD	
Product Costs	12,205
Shipping & Packaging	17,101
Contractor	236
Total Cost of Goods Sold	29,542
GROSS PROFIT	1,427
OPERATING EXPENSES:	
Team Events	629
Marketing	37,014
Travel & Entertainment	3,373
Rent	2,925
Ultilities & Storage	1,960
Repair & Maintenance	300
Phone & Internet	532
Office Expenses	9,498
Professional Services	13,464
Insurance	361
Shipping, Printing & Postage	23
Licenses & Permits	3,407
Product R&D	38
Merchant Fees	6,328
Interest Expense	685
Total Operating Expenses	**80,537**
Operating Income (Loss)	**(79,110)**
Net Income (Loss)	$ **(79,110)**

TAMPON TRIBE, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

Tampon Tribe, Inc. ("the Company") is a corporation formed under the laws of the State of California. The Company derives revenue from the sale of organic cotton feminine hygiene products.

The Company is conducting an equity funding for the purposes of raising capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise capital.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Account Receivables

Accounts receivable consists of amounts billed to customers for products for which payment has not yet been received. Management's experience suggests that losses on account are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables.

Inventory

The Company's inventory includes items that are held for sale. Management's experience suggests that losses due to obsolescence or spoilage of inventory items are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on inventory.

Marketing Costs

The Company expenses direct marketing costs as they are incurred.

NOTE C – LEASES

The Company currently leases garage space and a work space for $275 per month and $375 per month, respectively. The Company has not entered into any lease obligations, and thus these lease payments are on a month to month basis. Management does not anticipate any material changes or adjustments to these terms over the near short term.

NOTE D – INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States and the state of California. The Company recorded a net operating loss in 2017. Due to management's uncertainty as to the valuation of the timing of the benefits associated with the loss, no amount has been recognized in the statements to account for it. The net operating loss carry forward associated with 2017 will expire if unused after the tax year 2037. The Company's 2017 federal tax filing will be subject to inspection by the Internal Revenue Service until 2021.

The Company is subject to the Income Tax filing requirements of the State of California. The Company's California tax filings are subject to review by the State until the expiration of the statutory period in 2021.

NOTE E – NOTES PAYABLE

The Company has a convertible notes obligation on its balance sheet as of December 31, 2017. The Note accrues interest at a rate of 3% per annum and has a maturity date of September 30, 2018.

NOTE F – CONCENTRATION OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places it cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G – SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before July 11, 2018, the date that the financial statements were available to be issued.